Exhibit 99.1

Contact:

Patty Kehe

Corporate Secretary

Dynasil Corporation of America

Phone: (617) 668-6855

pkehe@dynasil.com

Dynasil Corporation of America Reports

Third Quarter Fiscal 2015 Financial Results

Operating Income for the Quarter increases 300%

Newton, MA, August 12, 2015 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced financial results for the fiscal 2015 third quarter ended June 30, 2015.

Dynasil reported net income for the quarter of $0.4 million or $0.02 per share compared with breakeven income or $0.00 per share for the quarter ended June 30, 2014. Optics segment revenues for the quarter ended June 30, 2015 increased to $5.6 million, an increase of $0.4 million or 9% compared to the same quarter in 2014. Contract Research segment revenues for the quarter ended June 30, 2015 were $4.6 million, a decrease of $0.8 million or 15% compared to the same quarter in the prior year.

“Our Optometrics, Hilger and EMF subsidiaries all continued to experience solid revenue growth” said Dynasil Chairman and CEO Peter Sulick, “and I anticipate continued growth in the Optics segment in the fourth quarter. Growth for both Optometrics and Hilger are the result of large customer contracts while EMF’s growth includes the DichroTec business, acquired in June, 2014. Our strategy of selective acquisitions complementary with our existing business, leveraging our contract research business for commercial opportunities and organic revenue growth across our optics businesses is reflected in our improved quarter.”

“Our Contract Research segment revenues have been steady for the first three quarters of fiscal 2015 after a contraction that began in last year’s second quarter in response to government fiscal constraint on R & D,” continued Mr. Sulick. “We have continued to prudently manage our costs and our backlog which stands at $35 million as of June 30, 2015. While forecasting is particularly difficult given the government funding constraints and uncertainty in future awards, I am optimistic that Contract Research segment revenues will increase modestly in the fourth quarter. You should also take note of our right sizing this business as circumstances dictate. The business is being managed by an experienced group of scientific and business professionals.”

“Overall, both our operating segments reported increased operating profits for the quarter compared to the prior year. However, we also consolidate the results of our 90% owned joint venture, Xcede, and while it continues to make progress with its tissue sealant technology, Xcede continues to incur approximately $250,000 of Research and Development expense each quarter which is included in our results. I believe the Xcede business, which continues to be funded by outside angel investors and certain members of Dynasil’s executive team and board of directors, represents a significant opportunity for Dynasil. On August 7, we converted the provisional patents filed last year on the improved Xcede patch, which were presented at our annual meeting to full utility patents. This filing is a major step toward protecting Xcede’s intellectual property as we continue down the path to potential commercialization. We remain very committed to the realization of value for this technology as one of the most exciting opportunities within Dynasil.”

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman, CEO and President Peter Sulick and Chief Financial Officer Thomas Leonard. Those who wish to listen to the conference call live can go to the event page or the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (888) 346-2613 or (412) 902-4252. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, uncertainty of the impact of the DichroTec acquisition, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to comply with the financial covenants under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, filed on December 16, 2014, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	June 30, 2015	September 30, 2014
ASSETS
Current Assets
Cash and cash equivalents	$3,478,000	$3,842,000
Accounts receivable, net	3,362,000	3,240,000
Costs in excess of billings and unbilled receivables	1,271,000	1,235,000
Inventories, net of reserves	3,419,000	2,954,000
Prepaid expenses and other current assets	1,185,000	861,000
Total current assets	12,715,000	12,132,000

Property, Plant and Equipment, net	6,458,000	6,518,000
Other Assets
Intangibles, net	1,252,000	1,383,000
Goodwill	6,191,000	6,247,000
Deferred financing costs, net	29,000	39,000
Security and other deposits	238,000	58,000
Total other assets	7,710,000	7,727,000

Total Assets	$26,883,000	$26,377,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$3,664,000	$2,329,000
Capital lease obligations, current	103,000	134,000
Convertible notes	1,784,000	1,433,000
Accounts payable	1,493,000	1,602,000
Deferred revenue	130,000	103,000
Accrued expenses and other liabilities	2,855,000	2,503,000
Total current liabilities	10,029,000	8,104,000

Long-term Liabilities
Long-term debt, net of current portion	2,045,000	3,282,000
Capital lease obligations, net of current portion	52,000	95,000
Pension liability	-	318,000
Deferred tax liability	245,000	264,000
Other long-term liabilities	47,000	-
Total long-term liabilities	2,389,000	3,959,000

Stockholders' Equity
Dynasil stockholders' equity	14,609,000	14,383,000
Noncontrolling interest	(144,000)	(69,000)
Total stockholders' equity	14,465,000	14,314,000

Total Liabilities and Stockholders' Equity	$26,883,000	$26,377,000

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Net revenue	$10,239,000	$10,641,000	$29,745,000	$31,758,000
Cost of revenue	6,021,000	6,771,000	18,260,000	19,161,000
Gross profit	4,218,000	3,870,000	11,485,000	12,597,000
Operating expenses:
Sales and marketing	312,000	337,000	986,000	1,047,000
Research and development	382,000	301,000	1,172,000	1,025,000
General and administrative	3,041,000	3,106,000	9,443,000	9,505,000
Gain on sale of assets	8,000	(30,000)	(178,000)	(1,217,000)

Total operating expenses	3,743,000	3,714,000	11,423,000	10,360,000
Income from operations	475,000	156,000	62,000	2,237,000
Interest expense, net	124,000	146,000	372,000	567,000
Income (loss) before taxes	351,000	10,000	(310,000)	1,670,000
Income tax provision (credit)	(14,000)	(48,000)	7,000	(87,000)
Net income (loss)	365,000	58,000	(317,000)	1,757,000
Less: Net loss attributable to noncontrolling interest	(23,000)	(16,000)	(75,000)	(47,000)
Net income (loss) attributable to common stockholders	$388,000	$74,000	$(242,000)	$1,804,000

Net income (loss)	$365,000	$58,000	$(317,000)	$1,757,000
Other comprehensive income (loss):
Decrease in pension liability	-	-	318,000	-
Foreign currency translation	251,000	142,000	(138,000)	215,000
Total comprehensive income (loss)	$616,000	$200,000	$(137,000)	$1,972,000

Basic net income (loss) per common share	$0.02	$0.00	$(0.01)	$0.12
Diluted net income (loss) per common share	$0.02	$0.00	$(0.01)	$0.12

Weighted average shares outstanding
Basic	16,439,637	15,280,607	16,368,313	15,134,377
Diluted	16,447,088	15,299,422	16,368,313	15,145,639